                                            REGISTRATION STATEMENT NO. 333-59536


      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY _, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                         AMENDMENT NUMBER 2 TO FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           SI DIAMOND TECHNOLOGY, INC.
        (Exact Name of small business issuer as specified in its charter)


           STATE OF TEXAS                               76-0273345
    (State or Other Jurisdiction                     (I.R.S. Employer
 of Incorporation or Organization)                Identification Number)

    SI DIAMOND TECHNOLOGY, INC.                         TRACY VAUGHT
 3006 LONGHORN BOULEVARD, SUITE 107                CHIEF FINANCIAL OFFICER
        AUSTIN, TEXAS 78758                      SI DIAMOND TECHNOLOGY, INC.
           (512) 339-5020                          3006 LONGHORN BOULEVARD
 (Address, including zip code, and                   AUSTIN, TEXAS 78758
  telephone number, including area                      (512) 339-5020
  code, of small business issuer's           (Name, address, including zip code,
    principal executive offices)               and telephone number, including
                                               area code, of agent for service)

                              --------------------
                                   Copies To:
                         DONALD T. LOCKE
                         3737 GLENWOOD AVE.
                         SUITE 400
                         RALEIGH, NORTH CAROLINA 27612

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement has been declared effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holder, or a complete and legible facsimile thereof, pursuant to Item 11(a) (i) of this Form, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]:

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]:

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]:

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE

     SI Diamond has previously filed Registration Statement Nos. 333-24801, 333-38941, 333-40711, 333-78907, and 333-39146 to register shares of its common stock, as well as shares of its common stock underlying warrants held by certain selling shareholders. Pursuant to Rule 429 of the Securities Act of 1933 this registration statement also serves as a post-effective amendment to the prior registration statements. This Registration Statement eliminates those selling shareholders who have previously sold such shares pursuant to the previous registration statements and also eliminates those selling shareholders to whom the Company no longer has registration obligations. This Registration Statement also registers an additional 3,437,058 shares of common stock or shares of common stock underlying warrants which have not previously been registered.

PROSPECTUS

                           SI DIAMOND TECHNOLOGY, INC.

                        6,813,701 SHARES OF COMMON STOCK
                           (PAR VALUE $.001 PER SHARE)

                        10,080,000 SHARES OF COMMON STOCK
                               UNDERLYING WARRANTS


         The shareholders of SI Diamond Technology, Inc. identified on pages 21 and 22 may offer and sell the shares covered by this Prospectus from time to time. The shares offered for sale:


         -    are presently outstanding, or
         -    underlie certain existing warrants to purchase common stock.

         This offering is not being underwritten. The selling shareholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares.

         SI Diamond will receive the proceeds from the exercise of the warrants but will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. SI Diamond will pay substantially all of the expenses of the registration of the sale of the shares. SI Diamond has agreed to indemnify certain of the selling shareholders against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution and Selling Shareholders."

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.


         SI Diamond's common stock is traded and quoted on the OTC Bulletin Board under the symbol "SIDT". On July 19, 2001, the closing price of the common stock as reported on the OTC Bulletin Board was $0.94 per share.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------


                  The date of this Prospectus is July __, 2001.

                               PROSPECTUS SUMMARY

         The following summary highlights all of the material information from this document.You should read carefully this entire document and the documents to which we have referred you. Unless the context otherwise requires, the term "SI Diamond" refers to SI Diamond Technology, Inc. and its subsidiaries.

                                   SI DIAMOND

         The executive offices of SI Diamond are located at 3006 Longhorn Boulevard, Suite 107, Austin, Texas 78758, and its telephone number is (512) 339-5020.

                                  THE OFFERING

         This prospectus relates to 16,893,701 shares of common stock, par value $.001 per share, of SI Diamond Technology, Inc., a Texas corporation, which may be offered for sale by certain shareholders of the Company from time to time. The shares offered for sale:

         -      are presently outstanding, or
         -      underlie certain existing warrants to purchase common stock.


         As of July 19, 2001, the Company had a total of 64,914,882 common shares outstanding. The following securities are covered by this Prospectus:


                                                               SHARES COVERED
                           SECURITY DESIGNATION                BY PROSPECTUS
                           --------------------                --------------
                           Common stock                           6,813,701

                           Common stock underlying warrants      10,080,000



         The exercise price of the warrants ranges from $1.00 to $2.15 per share and the warrants expire at various dates through 2006.





         -------------------

         See "Plan of Distribution and Selling Shareholders."

                              PLAN OF DISTRIBUTION

         This offering is not being underwritten. The selling shareholders directly, through agents designated by them from time to time or through dealers or underwriters also to be designated, may sell the shares from time to time, in or through privately negotiated transactions, or in one or more transactions, including block transactions, on the OTC Bulletin Board or on any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange or otherwise. The selling price of the shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the specific shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. See "Plan of Distribution and Selling Shareholders." We will keep this prospectus current until the expiration dates of the warrants, even if the warrants which underlie certain shares of our common stock subject to this prospectus are out of the money.


         We will receive the proceeds from the exercise of the warrants, but will not receive any proceeds from the sale of the shares by the selling shareholders. The total number of warrants outstanding is 10,080,000. The 9,700,000 warrants held by C&A Consulting are contingent on future events and do not have a fixed exercise price at the present time. The remaining 380,000 warrants have fixed exercise ranging from $1.00 to $2.15 per share. The maximum amount of money that we will receive from the proceeds of the exercise of these warrants with fixed exercised prices is $458,600. The proceeds from the exercise of the C&A warrants can not be determined at the present time. There are no warrants that are currently in the money. We have agreed to pay all of the expenses of the registration of the shares. The selling shareholders must pay any commissions and discounts of underwriters, dealers or agents. We have agreed to indemnify certain of the selling shareholders against certain civil liabilities under the Securities Act. See "Plan of Distribution and Selling Shareholders."


                             ACCOMPANYING DOCUMENTS


This prospectus is accompanied by a copy of SI Diamond Technology, Inc.'s latest form 10-KSB/A. A copy of SI Diamond Technology, Inc.'s latest form 10-QSB shall be provided without charge to each person to whom a prospectus is delivered.


                      SELLING SHAREHOLDERS AS UNDERWRITERS


         The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of any of the shares may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution and Selling Shareholders." One selling shareholder, First London Securities, is a broker-dealer and is deemed to be an "Underwriter" within the meaning of the Securities Act. First London purchased the shares covered by this prospectus in the ordinary course of business and at the time of its purchase had no agreements or understandings directly or indirectly, with any person to distribute these shares. No selling shareholders are affiliates of broker-dealers.

                                  RISK FACTORS

         See "Risk Factors" beginning on page 5 of this prospectus for a discussion of certain factors related to the Company and the common stock offered in this prospectus.

                                  RISK FACTORS


         The common stock being offered hereby involves a high degree of risk. You should carefully consider the following risk factors in addition to other information contained in this prospectus in deciding whether to invest in our shares of common stock.


OUR CFE PRODUCT DEVELOPMENT IS IN ITS EARLY STAGES AND THE OUTCOME IS UNCERTAIN


         Our Carbon Field Emission ("CFE") technology, and products that use this technology, will require significant additional development, engineering, testing and investment prior to commercialization. We are exploring the use of our technology in several different types of products. We have two leading potential CFE products. We are developing these products jointly with others based on our technology. Upon successful completion of the development process, our development partners will be required to license our technology to produce and sell the products. Our development partners retain all rights to any intellectual property that they develop in the process. Consequently, it may not be possible for others to produce these products without obtaining licenses from both us and our development partners.



         The first product being developed is a Picture Element Tube ("PET") intended for use initially in large indoor displays. If the PET is successful, we expect to enhance it to allow it to be used in outdoor displays. We are jointly developing this product with Futaba Corporation (see Exhibit 10.1 to the registration of which this prospectus is a part). We are overseeing the project and incurring the majority of the costs. Futaba has provided us $600,000 to cover our portion of the cost. Futaba is also incurring internal costs related to the research; however the $600,000 that we are incurring represents the majority of the costs incurred on the project. Upon completion of the project, Futaba has the right to enter into a license agreement with us to allow them to manufacture the product. Terms of the license agreement have not been negotiated, however the $600,000 paid by Futaba can be applied to any license fees due from Futaba to us. We anticipate that any license agreement would involve both an initial up-front payment and ongoing royalties. Any jointly developed intellectual property will be jointly owned by the two parties; however any such intellectual property would be based on our underlying patented technology and therefore would still require Futaba to license our technology. The PET or displays may not be successfully developed.



         We are also working on a product called the HyFED(TM), which combines what we believe to be the best properties of a cathode ray tube ("CRT") and our CFE technology. It is our intention to license our HyFED(TM)technology to be used in the production of flat-screen TV applications that are cost competitive with CRTs. We are jointly developing this product with the aid of a consortium that includes Electrovac GESMBH, Imaging System Technology, Inc., Supertex, Inc., Schott Fiber Optics, Lead Sangyo Co., Ltd., Shanghai Novel Color Picture Tube Co., Ltd., and Shanghai Vacuum Electron Devices Co., Ltd. (see exhibits
10.2 through 10.8 to the registration statement of which this prospectus is a part). We are overseeing this consortium. Each member of the consortium is responsible for its own costs. We expect to incur approximately $600,000 in costs during the current phase of the project and we believe this represents greater than 50% of the total costs incurred by the consortium. Upon completion of the project, each consortium member has the first right to enter into agreements with us to license our technology. We expect any products that are developed to be manufactured by other members of the consortium. No terms have been negotiated for any potential license agreements.

          If either of these products using our CFE technology are developed, it may not be possible for potential licensees to produce these products in significant quantities at a price that is competitive with other similar products. At the present time, the only revenue that we receive related to our CFE technology is related to reimbursed research expenditures. These revenues are identified in our quarterly filings on form 10QSB and our annual filings on form 10KSB as revenues of our Field Emission Picture Element Technology, Inc. subsidiary in the related management discussion and analysis sections.



WE HAVE NO ROYALTY AGREEMENTS THAT ARE CURRENTLY PRODUCING REVENUE



         Our future strategy is dependent on licensing our technology to other companies and obtaining royalties based on products that these licensees develop and sell. We have no plans to manufacture and sell any CFE products ourselves, and as such, we have no CFE product revenues. We signed a license agreement in 1999, for a one-time, up front, payment of approximately $5.6 million. This was a non exclusive license to Canon, Inc. that covered substantially all of our patents, including those related to the CFE technology. This license will produce no future revenue. We have no license agreements at the present time that will provide any future revenues. Upon completion of the development process, we expect to license our technology to be used in both the HYFED(TM) and PET products previously discussed in the risk factor "Our CFE product development is in its early stages and the outcome is uncertain".It is our intention that all future license agreements will include a provision that requires the payment of ongoing royalties. We would expect to license our technology for these products, if they are successfully developed to some or all of our development partners that were previously identified or to other third parties interested in manufacturing the products.


OUR SUCCESS IS DEPENDENT ON OUR PRINCIPAL PRODUCTS AND TECHNOLOGY

         Our CFE technology is an emerging technology. Our financial condition and prospects are dependent upon our licensing the technology to others and upon market acceptance of our electronic display products. Additional R&D needs to be conducted on the CFE technology before others can produce products using this technology. Market acceptance of our products and products using our technology will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost-effectiveness of the products. There can be no assurance that we will be able to gain commercial market acceptance for our products or develop other products for commercial use.


WE HAVE TECHNOLOGIES SUBJECT TO LICENSES

         As a licensee of certain research technologies through license and assignment agreements with Microelectronics and Computer Technology Corporation ("MCC"), we have acquired rights to develop and commercialize certain research technologies. In certain cases, we are required to pay royalties on the sale of products developed from the licensed technologies and fees on revenues from sublicensees. We also have to pay for the costs of filing and prosecuting patent applications. The agreement is subject to termination by either party, upon notice, in the event of certain defaults by the other party. We expect any royalty payments to be made to MCC to be insignificant based on the substantial amounts of revenues that would have to be generated to offset the costs of maintaining the patents over the years.

         We have also licensed certain patents related to carbon nanotube technology from Till Keesman. We are obligated to pay 50% of any royalties that we receive related to these patents to Mr. Keesman. If minimum royalties of $500,000 have not been paid by the end of May, 2002, the license will terminate at that time. If minimum royalties of $500,000 have been paid by the end of May 2002, but minimum royalties of $1,000,000 have not been paid by May, 2004, the license will terminate at that time. The effect of termination of this license could have a significant impact on us. At the present time, we have no product or revenue that is dependent on these patents. We are developing products that may depend, in part, on these patents, including both the HYFED(TM) and PET. If these products are successfully developed and they use the licensed technology, termination of this license agreement would have a significant negative impact. We expect to make the minimum payments due under the agreement if we have products or other licenses that are dependent on these patents.



         Certain of the products that we are developing may, in part, be based on some of the patents that we have licensed. Both of the main products that we are developing based on our CFE Technology may rely on certain of the patents. Successful completion of the development work and introduction of the HyFED(TM) and PET products may require us to pay royalties or license fees to either MCC or Till Keesman.


WE HAVE A HISTORY OF NET LOSSES

         We have a history of net losses. Our only profitable year was 1999, based on the strength of a license agreement of approximately $5.6 million signed in March 1999. We have incurred net income and losses as shown below:

                                                            Net Income
                  Year Ended December 31                      (Loss)
                  ----------------------                    ----------
                           1992                            $ (1,630,978)
                           1993                            $ (7,527,677)
                           1994                            $ (7,255,420)
                           1995                            $(14,389,856)
                           1996                            $(13,709,006)
                           1997                            $ (6,320,901)
                           1998                            $ (3,557,548)
                           1999                            $  1,118,134
                           2000                            $ (7,671,014)

         Although we expect to be profitable in the future, we may not be. Our profitability in 2001 is dependent on the signing of additional license agreements. We may, however, continue to incur additional operating losses for an extended period of time as we continue to develop products. We do, however, expect the magnitude of those losses, if they continue, to decrease. McGladrey & Pullen, LLP, independent auditors of the Company, have expressed uncertainty as to our ability to continue as a going concern based, in part, on our accumulated losses from operations in prior years. See "Independent Auditor's Report." We have funded our operations to date primarily through the proceeds from the sale of our equity securities and debt offerings. In the past, we were primarily a contract research and development organization, but are in the process of transitioning to an organization that is primarily dependent on products sales and other business operations. See the risk factor "Our revenues have been dependent on government contracts in the past". In order to continue our transition from a contract research and development organization to an organization with ongoing operations, we anticipate that substantial product development and introduction expenditures will continue to be incurred.

WE ARE EXPOSED TO LITIGATION LIABILITY

         We were sued in 1996 by a former customer of Plasmatron for damages that the former customer claimed that it incurred as a result of the alleged failure of the machine provided by Plasmatron to perform as intended. This lawsuit was settled in January 2000 for a total payment of $1,450,000 of which $1,000,000 was funded by a bonding company that had provided a bond on the original contract and $450,000 was funded by us. We were also named as a third party defendant in another suit by other guarantors under the bond. This related lawsuit was settled in January 2001 for a total payment of $800,000 to the bonding Company. The majority of that settlement was paid by other defendants in the case. We agreed to pay $150,000 of this settlement. We have no further liability in either of these matters, beyond the $200,000 of notes payable recorded on the balance sheet.

         We have other lawsuits that arise in the normal course of business, including lawsuits by various trade creditors related to payment of amounts due. We expect all lawsuits to be resolved with no material impact on our financial statements. If we were to become subject to a judgment that exceeds our ability to pay, that judgment would have a material impact on our financial condition and could affect our ability to continue in existence.




WE HAVE FUTURE CAPITAL NEEDS AND THE SOURCE OF THAT FUNDING IS UNCERTAIN


         We expect to continue to incur substantial expenses for R&D, product testing, product introduction, product manufacturing at our subsidiary, Sign Builders of America, Inc. ("SBOA"), product marketing, and administrative overhead. The majority of R&D expenditures are for the development of our CFE technology and our electronic display products. Our business model is based on our installing electronic display products at customer sites at our cost and then deriving advertising revenues from the signs, or from the outright sale of these products. Installation of our products at customer sites will require a significant capital investment on our part. Our outdoor electronic billboard product is available now and we have installed three units at test sites, although only minor revenues have been generated. We also have a variety of smaller electronic display products available that are intended primarily for indoor use. Some of our other proposed products may not be available for commercial sale or routine use for a period of up to two years. Commercialization of our existing and proposed products will require additional capital in excess of our current capital. A shortage of capital may prevent us from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives, which cannot be predicted with certainty, there may be substantial fluctuations in our results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, we may be required to curtail our expansion and/or seek additional financing from other sources. We may seek additional financing through the offer of debt or equity or any combination of the two at any time.



         We have developed a plan to allow us to maintain operations until we are able to sustain ourselves on our own revenue, however our current cash levels are not sufficient to fund operations until we reach that point. We have the existing resources to continue operations for approximately four to six weeks. We have been operating in this manner for an extended period of time and we believe that we have the ability to continue to raise short term funding, if necessary, to enable us to continue operations until our plan can be completed. Our plan is primarily dependent on raising funds through the licensing of our technology, revenue generated from the installation of our electronic billboard product, and through debt and equity offerings.

         Our plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur which would cause certain assumptions on which this plan is based to be no longer valid. Our plan is primarily dependent on increasing revenues, licensing our technology, and raising additional funds through additional debt and equity offerings. If adequate funds are not available from operations or additional sources of financing, we may have to eliminate, or reduce substantially, expenditures for research and development, testing and production of our products. We may have to obtain funds through arrangements with other entities that may require us to relinquish rights to certain of our technologies or products. These actions could materially and adversely affect us.




WE MAY NOT BE ABLE TO PROVIDE SYSTEM INTEGRATION

         In order to prove that our technologies work and will produce a complete product, we must ordinarily integrate a number of highly technical and complicated subsystems into a fully-integrated prototype. There is no assurance that we will be able to successfully complete the development work on some of our proposed products or ultimately develop any market for those products.




WE HAVE LIMITED MANUFACTURING CAPACITY AND EXPERIENCE

         We have no established commercial manufacturing facilities in the area of CFE technology in which we are conducting our principal research . At the present time, we have no intention of establishing a manufacturing facility related to our CFE technology. We are focusing our efforts on licensing our technology to others for use in their manufacturing processes. The management team has commercial manufacturing and marketing experience in other industries and with other products in the display industry; however, we have no experience in manufacturing our proposed CFE products. To the extent that any of our other products require manufacturing facilities, we intend to contract with a qualified manufacturer.

RAPID TECHNOLOGICAL CHANGES COULD RENDER OUR PRODUCTS OBSOLETE AND WE MAY NOT REMAIN COMPETITIVE

         The display industry is highly competitive and is characterized by rapid technological change. Our existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for our products. There is no assurance that other products, processes or technologies will not render our proposed products obsolete or less competitive. Many of our competitors have greater financial, managerial, distribution, and technical resources than we do. We will be required to devote substantial financial resources and effort to further R&D. There can be no assurance that we will successfully differentiate our products from our competitors' products, or that we will adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET

         Since our inception, we have focused our product development and R&D efforts on technologies that we believe will be a significant advancement over currently available technologies. With any new technology, there is a risk that the market may not appreciate the benefits or recognize the potential applications of the technology. Market acceptance of our products and products using our technology will depend, in part, on our ability to convince potential customers of the advantages of such products as compared to competitive products. It will also depend upon our ability to train manufacturers and others to use our products




THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

         Our future success will depend on our ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense. We may not be able to attract and retain all personnel necessary for the development of our business. In addition, much of the know-how and processes developed by us reside in our key scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on us.




WE ARE DEPENDENT ON THE AVAILABILITY OF MATERIALS AND SUPPLIERS

         The materials used in producing our current and future products are purchased from outside vendors. In certain circumstances, we may be required to bear the risk of material price fluctuations. We anticipate that the majority of raw materials used in products to be developed by us will be readily available. However, there is no assurance that the current availability of these materials will continue in the future, or if available, will be procurable at favorable prices.




WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY TECHNOLOGY

         Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our technology. Although we have been awarded patents, have filed applications for patents, or have licensed technology under patents that we do not own, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may already have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to us. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties. Although third parties have not asserted infringement claims against us, there is no assurance that third parties will not assert such claims in the future.

         We also rely on unpatented proprietary technology, and there is no assurance that others will not independently develop the same or similar technology, or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how, or other proprietary information. While we have attempted to protect proprietary technology that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.


 OUR REVENUES HAVE BEEN DEPENDENT ON GOVERNMENT CONTRACTS IN THE PAST

         In previous years, a significant part of our revenues were derived from contracts with agencies of the United States government. Following is a summary of those revenues in recent years:

                                                 Revenues from
                                                   Government        Percentage of
                  Year Ended December 31           Contracts         Total Revenue
                  ----------------------         -------------       -------------
                           1992                    $  930,000              99%
                           1993                    $1,147,000              89%
                           1994                    $  820,000              41%
                           1995                    $1,009,000              33%
                           1996                    $2,869,000              50%
                           1997                    $  854,000              24%
                           1998                    $        0               0%
                           1999                    $        0               0%
                           2000                    $  352,341              13%


         We currently have one commitment for future government funding of approximately $580,000. We do not intend to seek any government funding unless it directly relates to achievement of our strategic objectives. A significant portion of the cost associated with the revenue recognized in 2000 were costs paid to a subcontractor on the project.

         Contracts involving the United States government are, or may be, subject to various risks including, but not limited to, the following:

     -    Unilateral termination for the convenience of the government
     - Reduction or modification in the event of changes in the government's requirements or budgetary constraints
     - Increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost reimbursement contracts
     -    Potential disclosure of our confidential information to third parties
     - The failure or inability of the prime contractor to perform its prime contract in circumstances where we are a subcontractor
     - The failure of the government to exercise options provided for in the contracts
     - The right of the government to obtain a non-exclusive, royalty free, irrevocable world-wide license to technology developed under contracts funded by the government if we fail to continue to develop the technology

THE MARKET FOR OUR COMMON STOCK IS VOLATILE

         The market price of the shares of SI Diamond common stock, like that of the common stock of many emerging technology companies, has fluctuated significantly in recent years and will likely continue to fluctuate in the future. The prices of securities of emerging technology companies currently rise rapidly in response to certain events, such as announcements concerning product developments, licenses and patents, although the outcome of such events may not be fully determined. It is expected that these reactions will continue in the future. Similarly, prices of such securities may fall rapidly if unfavorable results are encountered in product development or market acceptance. In the event that SI Diamond achieves earnings from the sale of products, securities analysts may begin predicting quarterly earnings. The failure of our earnings to meet analysts' expectations could result in a significant rapid decline in the market price of our common stock. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of the equity securities of many technology companies and which have often been unrelated to the operating performance of those companies. Such broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the common stock.

SHARES OF OUR COMMON STOCK ARE ELIGIBLE FOR FUTURE SALE


         As of July 19, 2001, there were 64,914,882 shares of SI Diamond common stock outstanding, of which 55,809,576 shares of such common stock were freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of SI Diamond. As of that date, the remaining shares of SI Diamond common stock were deemed "restricted securities," as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.


         The Registration Statement, of which this Prospectus is a part, pertains to 6,813,701 shares of common stock which are currently "restricted securities"; and 10,080,000 shares of common stock which underlie existing warrants. SI Diamond is obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.


         In addition to the shares of common stock which are outstanding as of July 19, 2001, a total of 6,740,146 shares of common stock have been reserved for issuance pursuant to our stock option plans. Approximately 10,080,000 shares of common stock have also been reserved for issuance upon the exercise of warrants that have been issued by SI Diamond and 1,191,233 shares of common stock have been reserved for issuance upon conversion of the Company's Series G preferred stock.


         No prediction can be made as to the effect, if any, that future sales, or the availability of shares of SI Diamond common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of SI Diamond common stock by SI Diamond or by shareholders who hold "restricted securities," or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

OTHER CLASSES OF CAPITAL STOCK HAVE PRIOR AND SUPERIOR RIGHTS


         The rights of holders of the common stock to receive dividends or other payments with respect thereto are subject to any prior and superior rights of holders of SI Diamond's preferred stock. As of July 19, 2001, SI Diamond had issued and outstanding 850 shares of its Series G preferred stock, its only series outstanding. Additionally, the holders of the Series G preferred stock are entitled to a liquidation preference over the holders of the common stock. The Board of Directors, however, has the authority to provide for the issuance of additional shares of preferred stock in one or more additional series and such shares may, in the Board's discretion, have prior and superior rights to receive dividends or other payments with respect thereto. In light of its future capital requirements, SI Diamond could issue shares of preferred stock at any time having such prior and superior rights. See "Description of Capital Stock".


A POSSIBLE ADVERSE EFFECT ON THE PRICE OF OUR COMMON STOCK COULD RESULT FROM SALES BY SELLING SHAREHOLDERS IN THE MARKET

         Sales of or offers to sell substantial blocks of common stock currently held by certain shareholders, or the perception by investors, investment professionals or securities analysts of the possibility that such sales may occur could adversely affect the price of and market for the common stock.


         Upon registration in accordance with its obligations, the selling shareholders will be permitted to sell up to 16,893,701 shares of common stock, of which 10,080,000 are shares of common stock subject to issuance upon the exercise of certain warrants. The shares (assuming the exercise of all warrants subject to the Registration Statement) represent approximately 22.53% of the shares of common stock outstanding on the date hereof. We will not receive any proceeds from sales of shares held by such selling shareholders. SI Diamond will receive the proceeds from the exercise of any warrants to purchase shares of common stock. SI Diamond is unable to predict how much it will receive from the exercise of the warrants held by the Vision Mark Selling Shareholder since the price of such warrants shall be established, if at all, upon the achievement of certain milestones by C&A Services, L.L.C. See "Plan of Distribution and Selling Shareholders-Vision Mark Selling Shareholder." The exercise prices of all other warrants range from $1.00 to $2.15 per share of SI Diamond's common stock. It is unlikely that significant amounts of the warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.


WE HAVE NEVER PAID DIVIDENDS

         SI Diamond has never paid cash dividends on its equity securities and does not intend to pay cash dividends in the foreseeable future. To the extent the Company has earnings in the future, the Company intends to reinvest such earnings in the business operations of the Company.

OUR RESTATED ARTICLES OF INCORPORATION AND BYLAWS MAY INHIBIT A TAKEOVER

         SI Diamond's Restated Articles and Bylaws contain a number of provisions which could make its acquisition by means of an unsolicited tender offer, a proxy contest or otherwise, more difficult, including the following:

         - the Board is authorized to issue series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt;

         - the Board of Directors is divided into three classes of directors, with the result that approximately one-third of the Board of Directors are elected each year; and

         - except in limited circumstances, no shares of our preferred stock may be issued or sold to any officer or director of SI Diamond or any shareholder owning more than five percent (5%) of SI Diamond's common stock without the affirmative vote of a majority of its disinterested shareholders.

         See "Description of Capital Stock - Certain Provisions of the Articles of Incorporation, Bylaws and Texas Law."

OUR RESTATED ARTICLES AND BYLAWS LIMIT OUR DIRECTORS' LIABILITY AND PROVIDE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS

         SI Diamond's Restated Articles provide that a director will only be liable to SI Diamond for the following:

         - breaches of his duty of loyalty to SI Diamond and its shareholders,

         - acts or omissions not in good faith or which constitute a breach of duty of a director of SI Diamond or involves intentional misconduct or a knowing violation of law,

         - transactions from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

         - acts or omissions for which liability is specifically provided by statute, and

         - acts relating to unlawful stock purchases or payments of dividends.

Thus, SI Diamond may be prevented from recovering damages for certain alleged errors or omissions by its directors.

         The Bylaws also provide that, under certain circumstances, SI Diamond will indemnify its officers and directors for liabilities incurred in connection with their good faith acts. Such an indemnification payment might deplete our assets. While Texas law permits a shareholder to bring a derivative action on behalf of a corporation, the law relating to the remedies available to corporate shareholders is constantly changing. Shareholders who have questions concerning the fiduciary obligations of the officers and directors of SI Diamond should consult with independent legal counsel. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SI Diamond pursuant to the foregoing provisions, or otherwise, SI Diamond has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

THERE ARE RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

         This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "believe", "expect", "estimate", "project", "intend", "plan", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

         Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Many factors mentioned in the following discussion - for example, product development, competition, and the availability of funding - will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

         We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-QSB, 8-K, and 10-KSB reports to the SEC. Also note that we have provided the above cautionary discussion of risks, uncertainties, and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed above could also adversely affect the Company. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                 USE OF PROCEEDS

         The selling shareholders will receive all of the net proceeds from the sale of the shares of SI Diamond common stock sold. Pursuant to this prospectus, SI Diamond will not receive any of the proceeds from the sale of the shares by the selling shareholders. SI Diamond will receive the proceeds from the exercise of the warrants, which proceeds will be used for working capital. SI Diamond is unable to predict how much it will receive from its exercise of the warrants held by the Vision Mark Selling Shareholder since the price of such warrants shall be established, if at all, upon the achievement of certain milestones by C&A Services, L.L.C. See "Plan of Distribution and Selling Shareholders - Vision Mark Selling Shareholder." The exercise prices of all other warrants range from $1.00 to $2.15 per share of SI Diamond's common stock. It is unlikely that significant amounts of the warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.

                  PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

GENERAL

         SI Diamond is registering the shares on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this Prospectus. The Selling Shareholders hold shares of SI Diamond's common stock which are (1) currently "restricted securities", or (2) issuable upon exercise of certain outstanding warrants to purchase shares of SI Diamond's common stock. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by SI Diamond. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholders.

         Sales of shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the OTC Bulletin Board or any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers or underwriters. The Selling Shareholders have advised SI Diamond that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Shareholders.

         The Selling Shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The Selling Shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. One Selling Shareholder, First London Securities, is a broker-dealer and is deemed to be an "Underwriter" within the meaning of the Securities Act. First London purchased its shares of the common stock subject to this prospectus in the ordinary course of business and at the time of such purchase had no agreements or understandings, directly or indirectly, with any person to distribute these shares of common stock. SI Diamond has agreed to indemnify each Selling Shareholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         Those Selling Shareholders that may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Resales and reoffers of the shares by the Selling Shareholders must also be accompanied by the delivery of a copy of the prospectus. Copies of the prospectus shall be delivered to each Selling Shareholder after the Registration Statement, of which this prospectus is a part, is declared effective, along with a copy of SI Diamond's Form 10-KSB/A for the fiscal year ended December 31, 2000. Each person to whom a prospectus is delivered shall also be provided, without charge, a copy of SI Diamond's latest Form 10-QSB.To the extent required by applicable law, the specific shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in the accompanying prospectus. Each Selling Shareholder shall also be informed of the anti-manipulative rules under Regulation M promulgated pursuant to the Exchange Act.

         Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. They may also pledge shares as collateral for margin accounts, which shares can be resold pursuant to the terms of such accounts.

         There can be no assurance that the Selling Shareholders will sell any or all of the shares offered by them in this prospectus. SI Diamond has filed the Registration Statement, of which this prospectus forms a part, to comply with the exercise by certain Selling Shareholders of demand registration rights granted to such Selling Shareholders, and to comply with certain "piggyback" registration rights granted to other Selling Shareholders.

         Upon SI Diamond being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon SI Diamond being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this Prospectus will be filed.

1996 NOTE WARRANT SELLING SHAREHOLDERS


         On October 31, 1996, Diamond Tech One, Inc. ("DTO"), a wholly owned subsidiary of the Company, borrowed a total of $1,000,000 from private individuals and entities. All of the promissory notes made payable to the Note Warrant Selling Shareholders were guaranteed by SI Diamond. In addition, we granted warrants to each Note Warrant Selling Shareholder to purchase 50,000 shares of SI Diamond's Common Stock at $1.00 per share any time until June 1, 2000. These warrants were issued in an exempt transaction under Regulation D of the Securities Act.

         The Company also agreed to include these warrants on a registration statement and to keep such registration statement effective until the expiration date of the warrants. 50,000 of these warrants were extended until June 2001.

SERIES G SELLING SHAREHOLDERS

         In June 1997, the Series G Selling Shareholders received warrants to purchase an aggregate of 850,000 shares of SI Diamond's common stock at $1.00 per share. These warrants expire in August 2002. Of the warrants issued, 675,000 have been exercised and 175,000 remain outstanding.

         SI Diamond agreed at the time of sale of the Series G preferred stock to register pursuant to the Registration Statement the shares of common stock issuable upon conversion of the Series G preferred stock and the associated warrants and to keep such Registration Statement effective for one (1) year. Additionally, SI Diamond agreed to pay all of the expenses incident to the preparation and filing of the Registration Statement (other than commissions and discounts of any underwriters, dealers or agents). SI Diamond also agreed to indemnify the Series G selling shareholders and any underwriters they may utilize against certain civil liabilities, including liabilities arising under the Securities Act. In addition, each Series G selling shareholder agreed to indemnify SI Diamond against civil liabilities, including liabilities under the Securities Act, with respect to written information furnished by the Series G selling shareholders to SI Diamond.

VISION MARK SELLING SHAREHOLDER

         On November 11, 1998, Electronic Billboard Technology, Inc. ("EBT"), a wholly-owned subsidiary of SI Diamond entered into a Marketing Agent Agreement with Vision Mark, L.L.C., a Texas limited liability company. Pursuant to the marketing agreement, EBT appointed Vision Mark as a nonexclusive marketing representative. In connection with the marketing agreement, SI Diamond entered into a Consulting and Advisory Services Compensation Agreement with C&A Services, L.L.C. ("C&A"). SI Diamond also agreed that at such time as EBT entered into a letter of intent for the installation of certain of its operating systems resulting from Vision Mark's representation of EBT, SI Diamond would issue C&A 300,000 shares of its common stock. EBT entered into such an arrangement with Eckerd Corporation in January 2000. Accordingly, SI Diamond issued 300,000 shares of its common stock to C&A consulting in February 2000.

         SI Diamond also issued warrants to purchase SI Diamond common stock to C&A, which are exercisable upon the achievement of certain goals as described below:

                  (1) Once EBT has received revenue from arrangements pursuant to the Marketing Agent Agreement in the aggregate of $10,000,000, and for each successive and cumulative $10,000,000 increment of revenue achieved pursuant to the Marketing Agent Agreement, C&A may exercise warrants to purchase up to 250,000 shares of SI Diamond common stock at a purchase price equal to 50% of the average closing price of SI Diamond common stock on the five business days next preceding the date of the achievement of each $10,000,000 increment in revenue from the Marketing Agent Agreement.

                  (2) Within 60 days following each annual anniversary of the Marketing Agent Agreement, if the aggregate revenue from such agreement is at least equal to $10,000,000 for each such annual period, C&A shall have the additional right thereafter to exercise warrants to purchase shares of SI Diamond common stock with respect to each such annual determination. If the amount of revenue received pursuant to the Marketing Agent Agreement is equal to, but not less than 25% of, the aggregate revenue of SI Diamond for each such annual period, C&A may exercise warrants to purchase up to 100,000 shares of SI Diamond common stock at a purchase price equal to 75% of the average closing price of SI Diamond common stock on the five business days next preceding the last business day of each such annual period. For each additional 1% above 25% that the revenue received pursuant to the Marketing Agent Agreement contributed to the aggregate SI Diamond annual revenue for such annual period, C&A may exercise warrants to purchase up to 100,000 such additional shares of SI
         Diamond common stock, in incremental amounts of 4,000 shares of SI Diamond common stock each for each such additional 1% of revenue that the Marketing Agent Agreement contributed to the aggregate revenue of SI Diamond for such annual period. These warrants may be exercised at a purchase price equal to the average closing price of SI Diamond common stock on the five business days next preceding the last business day of such annual period, less a percentage equal to the sum of 25% plus an additional 1% for each additional 1% over and above 25% (not to exceed, in the aggregate, 50%) that the revenue achieved pursuant to the Marketing Agent Agreement contributed to the aggregate SI Diamond revenue for such annual period.

                  (3) SI Diamond also issued warrants to C&A to purchase an additional 2,300,000 shares of SI Diamond's common stock upon the receipt by EBT of each of $100,000,000 and $200,000,000, respectively, of cumulative revenue from the Marketing Agent Agreement (for a maximum of 4,600,000 shares). The purchase price for the shares subject to these warrants shall be equal to 50% of the average closing price on the five business days next preceding the date on the achievement of each of $100,000,000 and $200,000,000 of such cumulative revenue by EBT.

         Notwithstanding anything contained in the Consulting and Advisory Services Compensation Agreement, the number of shares of SI Diamond common stock received by C&A shall not exceed 10,000,000 shares, subject to adjustment in certain circumstances.

2000 PRIVATE PLACEMENTS

         From January through May 2000, in a series of four transactions with a shareholder, SI Diamond issued a total of 700,000 shares of common stock in exchange for a total of $1,000,000.

         In February 2000, SI Diamond issued a total of 200,000 shares of its restricted common stock to Nomura Holdings, Ltd. in exchange for Nomura's 5% ownership in SI Diamond's FEPET subsidiary.

         In June 2000, SI Diamond issued a total of 1,300,000 shares of common stock at a price of $1.00 per share in private placements and received total proceeds of $1,300,000.

         From September through November 2000, SI Diamond issued or received subscriptions for a total of 1,992,242 shares of common stock in private placements and received total proceeds of $1,155,000.

2000 NOTE SELLING SHAREHOLDERS

         In June 2000, SI Diamond issued a total of $375,000 in unsecured notes payable due in October, 2000. A total of $250,000 of these notes were extended until December 2001. These notes are convertible into common stock at the option of the Company at the maturity date of the note. The notes are convertible into stock at a rate based on 85% of the average trading price for the 5 day period preceding the due date of the notes.

2001 PRIVATE PLACEMENTS

         From January through March, 2001, in a series of private placements, SI Diamond issued a total of 3,521,712 shares of its common stock and received total proceeds of $1,857,797.

OTHER SELLING SHAREHOLDERS

         SI Diamond has agreed to give the shareholders listed herein as the Other Selling Shareholders "piggyback" registration rights regarding shares underlying certain warrants and shares held by these holders. Pursuant to these "piggyback" rights, SI Diamond agreed to use its best efforts to have the common stock and the common stock issuable upon the exercise of these warrants included in the Registration Statement, of which this prospectus is a part.

SELLING SHAREHOLDERS


         This prospectus covers offers of the shares of common stock owned by the Selling Shareholders. The following table lists the names of the selling shareholders as well as (1) the number of shares of common stock, and (2) the number of shares of common stock underlying existing warrants held as of July 19, 2001. Because SI Diamond does not know how many shares may be sold by the selling shareholders pursuant to this prospectus, no estimate can be given as to the number of the shares that will be held by the selling shareholders upon termination of this offering.

                           SELLING SHAREHOLDERS TABLE

                                       NUMBER OF SHARES     NUMBER OF SHARES
                                           OF COMMON           OF COMMON
                                        STOCK HELD AND      STOCK UNDERLYING       PERCENTAGE OF INTERESTS
                                       OFFERED PURSUANT     WARRANTS OFFERED         PRIOR TO ANY SALES
                                            TO THIS         PURSUANT TO THIS        MADE PURSUANT TO THIS
                  SHAREHOLDER             PROSPECTUS           PROSPECTUS               PROSPECTUS(1)
                  -----------          ----------------     ----------------        ---------------------
         1996 NOTE  WARRANT SELLING SHAREHOLDERS

         Pinnacle Fund, L.P.                 50,000                                            *
         Valassis Enterprises, Inc.                                50,000                      *


         SERIES G SELLING SHAREHOLDERS

         James G. Petroff                                          25,000                      *
         Mark S. Wagner                                            25,000                      *
         Chris S. Lawson                                           25,000                      *
         George Valassis                                          100,000                      *


         VISION MARK SELLING
         SHAREHOLDER

         C&A Services, LLC                  162,000             9,700,000 (3)               13.2%


         2001 PRIVATE PLACEMENTS

         Calton Neel                        285,714                                            *
         First London Securities            350,877                                            *
         Calvin Nickal                      376,596                                            *
         George Fetterman                   276,000                                            *
         Miles King                          21,277                                            *
         Patrick Dolan                      212,766                                            *
         Donald Miller                       21,277                                            *
         Charles Bankhead                   175,439                                            *
         Elizabeth Bankhead Trust            52,632                                            *
         Grace K. Bankhead                   52,632                                            *
         James V. Carroll                    43,860                                            *
         Internet Venture                    52,632                                            *
         William Joplin                     105,264                                            *
         Jack Liston                         43,860                                            *
         Ronald Pederson                    105,264                                            *
         Joel Shepherd                      105,264                                            *
         Charles Simpson                     52,632                                            *
         T. McCullough Strother              87,720                                            *
         Pinnnacle Fund                     263,158                                            *
         Fred Mueller                        50,000                                            *
         Lakeshore Harbor Fund, LLP         125,000                                            *
         Gordon Snyder                        8,772                                            *
         Kevin Urretia                       21,053                                            *
         Dario Duany, Jr.                    21,053                                            *
         Daniel Gilbert                     438,597                                            *
         Robin Eisenberg                     87,719                                            *

                                       NUMBER OF SHARES     NUMBER OF SHARES
                                           OF COMMON           OF COMMON
                                        STOCK HELD AND      STOCK UNDERLYING       PERCENTAGE OF INTERESTS
                                       OFFERED PURSUANT     WARRANTS OFFERED         PRIOR TO ANY SALES
                                            TO THIS         PURSUANT TO THIS        MADE PURSUANT TO THIS
                  SHAREHOLDER             PROSPECTUS           PROSPECTUS               PROSPECTUS(1)
                  -----------          ----------------     ----------------        ---------------------
         2000 PRIVATE PLACEMENTS

         MSB Family Trust                   700,000                                          1.08%
         Nomura Trading Company, Ltd        150,000                                            *
         Robert Berman                      200,000                                            *
         Michael Denton, Jr.                231,014                                            *
         Pacific Northern, Inc.             250,000                                            *
         Pinnacle Fund, L.P.                250,000                                            *
         Zachary Carlile                     31,000                                            *
         Carlton Neel                       150,000                                            *
         Atlas Capital, L.P.                312,500                                            *
         D. Craig Valassis                  434,028                                            *

         2000 NOTE SELLING SHAREHOLDERS

         Pinnacle Fund, L.P.                407,601                                            *

         OTHER SELLING SHAREHOLDERS

         Katherine D. Banks                                        80,000                      *
         James N. Perkins                                          20,000                      *
         H. Scott Phillips                                         20,000                      *
         John E. Palmer                                             7,500                      *
         H. Marcia Smolens                                          7,500                      *
         SFT Consulting                                            20,000                      *
         Samuel W. Chawkin                   48,500                                            *

                  TOTAL                   6,813,701            10,080,000                   22.53%
                                          =========            ==========                   ======

--------------------
*      Less than 1%
(1) This percentage was calculated including shares issuable upon the exercise of warrants into shares of the Company's Common Stock.
(2) These warrants shall only be exercisable, if at all, upon the achievement of certain milestones resulting from the representation of SI Diamond by Vision Mark.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of SI Diamond consists of 120,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $1 per share. The preferred stock may be issued in series and currently consists of the Series G preferred stock, of which 850 shares are issued and outstanding.


         After giving effect to the conversion of all 10,080,000 warrants which are subject to the prospectus, there would be 74,994,882 shares of common stock issued and outstanding. 6,740,146 shares of common stock are reserved for issuance under SI Diamond's stock option plans and 1,191,233 additional shares reserved for issuance upon the conversion of the Series G preferred stock.


COMMON STOCK

         The holders of common stock are entitled to one vote per share, voting with the holders of any other class of stock entitled to vote, without regard to class, on all matters to be voted on by the shareholders, including the election of directors. All issued and outstanding shares of common stock are fully paid and nonassessable. The common stock is currently listed on the OTC Bulletin Board.

         Subject to any prior and superior rights of the preferred stock, the holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors from funds legally available. Currently, no series of preferred stock has rights that are prior and superior to the common stock with respect to dividends.

         In the event of any liquidation, dissolution or winding up of the affairs of SI Diamond, the holders of the common stock are entitled to receive, pro rata, any assets of the company remaining after payment has been made in full to the holders of any series of preferred stock with a liquidation preference. Currently, only the holders of the Series G preferred stock are entitled to a liquidation preference.

PREFERRED STOCK

         The preferred stock may be issued from time to time in one or more series as may be established and designated from time to time by the Board of Directors by resolution. The voting powers, preferences and relative, participating, optional and other special rights and the qualifications, limitations or restrictions of any series of preferred stock shall be as stated in the resolution or resolutions of the Board of Directors that provides for the designation of such series. With the exception of shares issued pursuant to any duly adopted stock option plan of SI Diamond, no shares of preferred stock may be issued to any officer or director of SI Diamond or any shareholder who directly or indirectly owns greater than five percent (5%) of the issued and outstanding voting stock of SI Diamond or any affiliate of such persons, without the affirmative vote of a majority in interest of the disinterested shareholders. Under the Texas Business Corporation Act, each series of preferred stock is entitled to vote as a class with respect to a proposed amendment to SI Diamond's Restated Articles of Incorporation in certain circumstances. As of July 19, 2001, the only preferred stock of SI Diamond outstanding was its Series G preferred stock.

Series G preferred stock

         There are 3,000 shares of Series G preferred stock currently authorized for issuance, of which 850 shares are issued and outstanding. Subject to adjustment in certain circumstances, each share of Series G preferred stock is convertible into that number of shares of common stock determined by dividing the original issue price of the Series G preferred stock, plus an amount equal to ten percent (10%) of the issue price per annum, by $1.00.

         Except as provided by law, the holders of Series G preferred stock shall be entitled to a number of votes equal to the number of shares of common stock into which their respective shares of Series G preferred stock are then convertible on the record date for the taking of such vote of shareholders. Holders of Series G preferred stock shall be entitled to notice of all shareholders meetings or written consents with respect to which they would be entitled to vote.

         In the event of any liquidation, dissolution or winding-up of SI Diamond, either voluntary or involuntary, the holders of shares of the Series G preferred stock then issued and outstanding shall be entitled to be paid out of the assets of SI Diamond available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made to the holders of shares of the common stock, an amount per share equal to the sum of
(i) the stated value and (ii) an amount equal to ten percent (10%) of the stated value multiplied by the fraction N/365, where N equals the number of days elapsed since the issue date of the Series G preferred stock. If, upon any liquidation of SI Diamond, the assets available for distribution shall be insufficient to pay the holders of shares of the Series G preferred stock and the holders of any other series of preferred stock with a liquidation preference equal to the liquidation preference of the Series G preferred stock the full amounts to which they shall respectively be entitled, the holders of shares of the Series G preferred stock and the holders of any other series of preferred stock with liquidation preference equal to the liquidation preference of the Series G preferred stock shall receive all of the assets of SI Diamond available for distribution and each such holder of shares of the Series G preferred stock and the holders of any other series of preferred stock with a liquidation preference equal to the liquidation preference of the Series G preferred stock shall share ratably in any distribution in accordance with the amounts due such shareholders. After payment shall have been made to the holders of shares of the Series G preferred stock of the full amount to which they shall be entitled, as aforesaid, the holders of shares of the Series G preferred stock shall be entitled to no further distributions thereon and the holders of shares of the common stock and of shares of any other series of stock of SI Diamond shall be entitled to share, according to their respective rights and preferences, in all remaining assets of SI Diamond available for distribution to its shareholders.

SHARES ELIGIBLE FOR FUTURE SALE


         As of July 19, 2001, there were 64,914,882 shares of common stock outstanding, of which 55,809,576 shares of common stock were freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company. As of that date, the remaining shares of common stock were deemed "restricted securities," as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act.

Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.

The Registration Statement, of which this prospectus is a part, pertains to

         - 6,813,701 shares of common stock which are currently "restricted securities"; and

         - 10,080,000 shares of common stock which underlie existing warrants.

We are obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.


         In addition to the shares of common stock which are outstanding as of July 19, 2001, 6,740,146 shares of common stock have been reserved for issuance pursuant to SI Diamond's stock option plans and 1,191,233 shares have been reserved for issuance upon the conversion of the Series G preferred stock. A total of 10,080,000 shares of common stock have also been reserved for issuance upon exercise of warrants that have been issued by SI Diamond (all of which are subject to this prospectus).


         No prediction can be made as to the effect, if any, that future sales, or the availability of shares of common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock by SI Diamond or by shareholders who hold "restricted securities," or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is Computer Share, Inc. (formerly American Securities Transfer, Incorporated), 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.




CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND TEXAS LAW

         SI Diamond's Restated Articles currently contain provisions which could be considered to have anti-takeover effects. First, the authorized and unissued shares of SI Diamond's preferred stock and common stock could be used by incumbent management to make more difficult and thereby discourage an attempt to acquire control of SI Diamond, even though some shareholders may deem such an acquisition desirable. For example, the shares of unissued preferred stock and unissued common stock could be privately placed with purchasers who might support the Board of Directors in opposing a hostile takeover bid. The issuance of the unissued preferred stock with voting rights and/or the unissued common stock could also be used to dilute the stock ownership and voting power of a third party seeking to remove directors, replace incumbent directors, accomplish certain business combinations, or alter, amend, or replace provisions in SI Diamond's Restated Articles. To the extent that it impedes any such attempt, the unissued preferred stock and unissued common stock may serve to perpetuate current management. From time to time, SI Diamond evaluates potential transactions and acquisitions, which if consummated, may require the issuance of the unissued preferred stock or unissued common stock.

         SI Diamond's Restated Articles require a classified Board of Directors pursuant to which only one-third (1/3) of the Board of Directors is elected each year for a term of three years. Therefore, even when a shareholder, or a group of shareholders, has sufficient voting power to elect all of the directors to be elected every year, SI Diamond's classified Board could have the effect of requiring two successive annual meetings to replace a majority of the Board of Directors and three annual meetings to replace the entire Board of Directors. There is no cumulative voting with respect to the election of directors.

         SI Diamond's Restated Articles also contain a provision which states that, with the sole exception of shares issued pursuant to the duly adopted stock option plans, no shares of SI Diamond's preferred stock shall be issued or sold to any officer or director of SI Diamond, or any shareholder who directly or indirectly owns more than five percent (5%) of the issued and outstanding voting stock of SI Diamond, or any affiliate of such a person, without the affirmative vote of a majority in interest of the disinterested shareholders of SI Diamond.

         SI Diamond shall not be obligated to deliver notices or offer voting stock for sale pursuant to these provisions in respect of the following issuances of voting stock: (a) pursuant to employee, director or consultant stock option, purchase, bonus, exchange or other such plans or upon the exercise of options or other rights granted thereunder, and (b) in connection with transactions in which shares of voting stock are issued to security holders of a company being acquired by SI Diamond or to a company some or all of whose assets are being acquired by SI Diamond.

         The Restated Articles limit the liability of directors of SI Diamond in their capacity as directors. Specifically, the directors of SI Diamond will not be liable to SI Diamond or its shareholders for monetary damages for an act or omission in a director's capacity as a director, except for liability for the following:

         - for any breach of the director's duty of loyalty to SI Diamond or its shareholders,

         - for any act or omission not in good faith which constitutes a breach of duty of the director to SI Diamond or acts or omissions which involve intentional misconduct or a knowing violation of the law,

         - for transactions from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

         - for an act or omission for which the liability of a director is expressly provided for by an applicable statute, or

         - for acts related to an unlawful stock repurchase or payment of a dividend.

         The overall effect of the provisions in SI Diamond's current Restated Articles described above would be to make more difficult or discourage a merger, tender, offer or proxy contest, even if such transaction or occurrence generally is favorable to the interests of the shareholders, or they may delay or frustrate the assumption of control by a holder of a large block of SI Diamond's securities and the removal of incumbent management, even if such removal may be beneficial to the shareholders.

                                     EXPERTS

         The consolidated balance sheets as of December 31, 1999 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding SI Diamond's ability to continue as a going concern, of WallaceSanders & Company, independent accountants, given on the authority of that firm as experts in accounting and auditing.


         The consolidated balance sheets as of December 31, 2000 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding SI Diamond's ability to continue as a going concern, of McGladrey & Pullen, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                                 LEGAL OPINIONS

         Legal matters in connection with the common stock offered hereby have been passed upon for the Company by Donald T. Locke, Esq. Mr. Locke will opine that (1) the shares of common stock held by the selling shareholders and (2) the shares of common stock underlying the warrants, when such shares are duly delivered against payment as provided in the warrants, shall all be validly issued, fully paid, and nonassessable.



                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of a Registration Statement on Form S-2 that we filed with the Commission. This prospectus does not contain all of the information in the Registration Statement. The Registration Statement contains more information than this prospectus regarding SI Diamond and its common stock, including exhibits and schedules. You can get a copy of the Registration Statement from the SEC at the address below or from its internet site.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the documents we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.A., Judiciary Plaza, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC at the public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains information regarding registrants at http:\\www.sec.gov.

         SI Diamond's common stock is included in the OTC Bulletin Board under the symbol "SIDT". Reports, proxy and information statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, 3rd Floor, Washington, D.C. 20006 or obtained by calling the Nasdaq Public Reference Room Disclosure Group at 1-800-638-8241.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The Commission allows us to "incorporate" into this prospectus information we file with the Commission in other documents. This means we can disclose important information to you by referring to other documents which we have filed that contain that information. The following documents, which have been filed by SI Diamond with the Commission pursuant to the Exchange Act (File No. 1-11602), are incorporated by reference in this prospectus and shall be deemed to be a part hereof:

         (1) SI Diamond's Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2000;

         (2) SI Diamond's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2001.

         (3)      SI Diamond's Current Report on Form 8-K dated as of January
                  8, 2001;

         (4)      SI Diamond's Current Report on Form 8-K dated as of January
                  10, 2001;

         (5) The description of SI Diamond's common stock which is contained in its Registration Statement on Form 8-A filed on November 19, 1992, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.




         You may request a copy of the documents incorporated by reference at no cost. Requests for copies should be directed in writing or by telephone to:

                           SI DIAMOND TECHNOLOGY, INC.
                       3006 LONGHORN BOULEVARD, SUITE 107
                               AUSTIN, TEXAS 78758
                         ATTENTION: CORPORATE SECRETARY
                           (TELEPHONE: (512) 339-5020)

================================================================================



YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING SHAREHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF SI DIAMOND COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE SHARES.

                  -------------------


                   TABLE OF CONTENTS

                                                 Page
                                                 ----
Risk factors.......................................4
Where you can find more information...............13
Documents incorporated by reference...............14
Use of proceeds...................................15
Plan of distribution and selling shareholders.....15
Selling Shareholders table........................20
Description of capital stock......................22
Experts...........................................26
Legal Opinions....................................26






                                   SI DIAMOND
                                   TECHNOLOGY,
                                      INC.

                               [LOGO APPEARS HERE]


                               6,813,701 SHARES OF
                                  COMMON STOCK
                           (PAR VALUE $.001 PER SHARE)

                              10,080,000 SHARES OF
                                  COMMON STOCK
                               UNDERLYING WARRANTS

                                   ----------

                                   PROSPECTUS

                                   ----------


                                  JULY _, 2001


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated fees and expenses payable in connection with this offering, all of which are payable by SI Diamond, are as follows:


         Securities and Exchange Commission registration fee          $   500.00
         Printing and engraving expenses                              $ 2,500.00
         Legal fees and expenses                                      $ 5,000.00
         Accounting fees and expenses                                 $15,000.00
         Miscellaneous                                                $ 2,000.00
                                                                      ----------
                  Total                                               $25,000.00


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 2.02A(16) and Article 2.01-1 of the Texas Business Corporation Act and Article VIII of SI Diamond's Bylaws provide it with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such statutory and Bylaw provisions, SI Diamond has purchased insurance against certain costs of indemnification that may be incurred by it and its officers and directors. See "Item 17. Undertakings" for a description of the Securities and Exchange Commission's position regarding such indemnification provisions.

         Additionally, Article Seven(C) of the Restated Articles, provides that a director of SI Diamond is not liable to the company or its shareholders for monetary damages for any act or omission in the director's capacity as director, except that Article Seven(C) does not eliminate or limit the liability of a director for:

         - breaches of his duty of loyalty to SI Diamond and its shareholders;

         - acts or omissions not in good faith or which constitute a breach of duty of a director or involve intentional misconduct or a knowing violation of law;

         - transactions from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office;

         - acts or omissions for which liability is specifically provided by statute; and

         - acts relating to unlawful stock purchases or payments of dividends.

         Article Seven(C) also provides that any subsequent amendments to Texas statutes that further limit the liability of directors will inure to the benefit of the directors, without any further action by shareholders. Any repeal or modification of Article Seven(C) shall not adversely affect any right of protection of a director existing at the time of the repeal or modification.

         The foregoing discussion is not intended to be exhaustive and is qualified in its entirety by each of such documents and such statutes.

ITEM 16. EXHIBITS

         See Index to Exhibits on page II - 6 for a descriptive response to this item.

ITEM 17. UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any material information with respect
                  to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON BEHALF OF THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF AUSTIN, STATE OF TEXAS, ON JULY 17, 2001.


                                      SI DIAMOND TECHNOLOGY, INC.

                                      By    /s/ Marc W. Eller
                                        ------------------------------------
                                                Marc W. Eller
                                        Chairman and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marc W. Eller and Tracy Vaught, and each or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statements relating to the offering to which this Registration Statement relates, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                  Signature                                   Title                      Date
                  ---------                                   -----                      ----
                  /s/ Marc W. Eller                  Chairman of the Board of            July 19, 2001
         ------------------------------------        Directors and
                  Marc W. Eller                      Chief Executive Officer
                                                     (Principal Executive Officer)

                  /s/ Dr. Zvi Yaniv                  President and                       July 19, 2001
         ------------------------------------        Chief Operating Officer
                  Dr. Zvi Yaniv                      and Director

                  /s/ Tracy Vaught                   Vice President,                     July 19, 2001
         ------------------------------------        Chief Financial Officer
                  Tracy Vaught                       (Principal Financial and
                                                     Accounting Officer)

                  /s/ Ronald J. Berman               Director                            July 19, 2001
         ------------------------------------
                  Ronald J. Berman

                  /s/ Philip C. Shaffer              Director                            July 19, 2001
         ------------------------------------
                  Philip C. Shaffer

                  /s/ David R. Sincox                Director                            July 19, 2001
         ------------------------------------
                  David R. Sincox

                  /s/  Charles C. Bailey             Director                            July 19, 2001
         ------------------------------------
                  Charles C. Bailey

                                INDEX TO EXHIBITS

         The exhibits indicated by an asterisk (*) are incorporated by reference from previous filings with the Commission.

         The exhibits indicated by an asterisk (**) were previously filed with Amendment No. 1 to the Company's Form S-2 dated June 29, 2001.


                                                                                               SEQUENTIALLY
EXHIBIT                                                                                        NUMBERED
NUMBER           DESCRIPTION OF EXHIBIT                                                        PAGES
4.1*             Form of Certificate for shares of the Company's common stock (Exhibit 4.1 to the Company's Registration Statement on Form SB-2 (No. 33-51466-FW)
                 dated January 7, 1993).

4.2*             Regulation D Subscription Agreement dated as of November 11,
                 1998, by and between the Company and C&A Services, L.L.C., for the issuance of warrants to purchase shares of Common Stock of the Company (Exhibit 4.1 to the Company's Current Report on
                 Form 8-K dated as of December 7, 1998).

4.3*             Consulting and Advisory Services Agreement by and between the Company and
                 C&A Services, L.L.C. dated as of November 11, 1998 (Exhibit 10.1 to the
                 Company's Current Report on Form 8-K dated as of December 7, 1998.)

4.4*             Marketing Agent Agreement by and between Electronic Billboard Technology,
                 Inc. And Vision Mark, L.L.C. dated as of November 11, 1998. (Exhibit 10.2 to the Company's Current Report on Form 8-K dated as of December 7, 1998.)

4.5* Form of Regulation D Subscription agreement by and between the Company and the participants of private placement (Exhibit 4.8 to the Company's Annual Report on Form 10KSB for the year ended
                 December 31, 2000.)

4.6* Form of Registration Rights Agreement by and between the Company and the participants of private placements (Exhibit 4.9 to the Company's Annual Report on Form 10KSB for the year ended
                 December 31, 2000.)

5.1*             Opinion of Donald T. Locke, Esq. as to certain legal aspects of the offering. (Filed as Exhibit 5.1 to Form S-2 dated June 29, 2001).

                                                                                               SEQUENTIALLY
EXHIBIT                                                                                        NUMBERED
NUMBER           DESCRIPTION OF EXHIBIT                                                        PAGES
10.1*            Agreement of Research and Development by and between Futaba Corporation and
                 Field Emission Picture Element Technology, Inc. (Exhibit 10.1 to the
                 Company's Current Report on Form 8-K dated as of January 8, 2001)

10.2             Agreement for HyFED(TM)Development Team Phase II by and between Field
                 Emission Picture Element Technology, Inc. and Electrovac Ges.m.b.H.

10.3             Agreement for HyFED(TM)Development Team Phase II by and between Field
                 Emission Picture Element Technology, Inc. and Imaging System Technology,
                 Inc.

10.4             Agreement for HyFED(TM)Development Team Phase II by and between Field
                 Emission Picture Element Technology, Inc. and Supertex, Inc.

10.5             Agreement for HyFED(TM)Development Team Phase II by and between Field
                 Emission Picture Element Technology, Inc. and Schott Fiber Optics.

10.6             Agreement for HyFED(TM)Development Team Phase II by and between Field
                 Emission Picture Element Technology, Inc. and Lead Sangyo Co., Ltd.

10.7             Agreement for HyFED(TM)Development Team Phase II by and between Field
                 Emission Picture Element Technology, Inc. and Shanghai Novel Color Picture
                 Tube Co., Ltd.

10.8             Agreement for HyFED(TM)Development Team Phase II by and between Field
                 Emission Picture Element Technology, Inc. and Shanghai Vacuum Electron
                 Devices Co., Ltd.

23.1**           Consent of Donald T. Locke, Esq. (included in Exhibit 5.1).

23.2             Consent of WallaceSanders & Company.


23.3             Consent of McGladrey & Pullen, LLP

24 **            Powers of Attorney (set forth on the signature page of this Registration
                 Statement - filed previously)